Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-138195
333-138195-01
Term Sheet

Issuer:	National City Capital Trust IV
Guarantor:	National City Corporation (Ticker: NCC)
Size:	$450 million (18 million enhanced trust preferred securities (“Enhanced TruPS®”))
Overallotment Option:	$67.5 million (2.7 million Enhanced TruPS)
Expected Ratings:	A2/BBB+/A+ (Moody’s / S&P / Fitch)
Scheduled Maturity Date:	September 15, 2047
Final Maturity Date:	August 30, 2067
Coupon/Distribution Rate:	8.000% per annum until Scheduled Maturity Date and one-month LIBOR plus 3.487% thereafter until Final Maturity Date, unless called or repaid earlier
Coupon/Distribution Dates:	15th of each March, June, September and December until Scheduled Maturity Date and monthly thereafter until Final Maturity Date, unless called or repaid earlier
First Coupon/Distribution Date:	December 15, 2007
First Call Date:	August 30, 2012
Liquidation Amount / Par:	$25 per Enhanced TruPS
Pricing Date:	August 24, 2007
Settle Date (T+4):	August 30, 2007
Expected Listing:	NYSE
Public Offering Price:	100%/$25 per Enhanced TruPS
Net Proceeds (before expenses) to Issuer:	$435,825,000, subject to an increase of $0.2875 per Enhanced TruPS for sales of more than 20,000 Enhanced TruPS to a single purchaser
Joint Bookrunners:	Citigroup Global Markets Inc. (Sole Structuring Advisor) Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated
Sr. Co-Managers:	UBS Securities LLC Wachovia Capital Markets, LLC
Co-Managers:	A.G. Edwards & Sons, Inc. Banc of America Securities LLC NatCity Investments, Inc. RBC Dain Rauscher Inc.
CUSIP/ISIN:	63540U207 / US63540U2078
TRUPS® is a registered service mark of Citigroup Global Markets Inc. Citigroup Global Markets Inc. has applied for patent protection for the Enhanced TRUPS® structure.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi toll-free 1-877-858-5407, Merrill Lynch & Co. toll-free 1-866-500-5408 or Morgan Stanley toll-free 1-866-718-1649.